April 29, 2025

VIA EDGAR

Mr. Scott Anderegg

Ms. Mara Ransom

Mr. Tony Watson

Ms. Angela Lumley

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Polibeli Group Ltd (the “Company”)
Post-effective Amendment No.1 to Registration Statement on Form F-4
File No. 333-285821

Dear Mr. Anderegg, Ms. Ransom, Mr. Watson and Ms. Lumley,

Pursuant to Rule 461 of Regulation C (“Rule 461”) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Post-effective Amendment No.1 to the Registration Statement on Form F-4 (File No. 333-285821) be accelerated by the Securities and Exchange Commission to 9:30 a.m. Eastern time on May 1, 2025 or as soon as practicable thereafter.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Hogan Lovells.

[Signature page follows]

Polibeli Group Ltd

By:	/s/ Fucheng Yan
Name:	Fucheng Yan
Title:	Chairman

CC:	Hua Chen, Chief Executive Officer and Interim Principal Financial Officer, Polibeli Group Ltd

Shibin Wang, Chief Executive Officer and Director, Chenghe Acquisition II Co.

Stephanie Tang, Partner, Hogan Lovells

William Burns, Partner, Paul Hastings LLP

Rong Liu, Senior Partner, Marcum Asia CPAs LLP

Jerome Ooi, Partner and Co-Founder, Enrome LLP